Via EDGAR

May 4, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.

Registration Statement on Form S-1

File No. 333-216050

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 2, 2017, in which we, as representatives of the several underwriters of the Liberty Oilfield Services Inc.’s (the “Company”) proposed initial public offering of shares of up to 20,000,000 shares of its Class A common stock, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, May 4, 2017 at 3:30 p.m., Washington, D.C. time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date. Thank you for your assistance in this matter.

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We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
WELLS FARGO SECURITIES, LLC
As Representatives of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Neil Guha

Name:	Neil Guha

Title:	Vice President

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Nameer Siddiqui

Name:	Nameer Siddiqui

Title:	Managing Director

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman

Name:	David Herman

Title:	Director